Liquid Media Unveils Advisory Board Led By Digital Entertainment Visionary

Vancouver, BC – February 18, 2020 – Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) proudly announces the formation of an advisory board, led by digital entertainment visionary Wilson J. Tang.

Tang has been involved in massively successful products and companies at the convergence of film and interactive video games for over 20 years. He was a founding member of Kabam Vancouver (formerly Exploding Barrel Games) where his team developed games including Marvel Contest of Champions, the studio’s best-performing title, which has become one of the top mobile games in its category, achieved more than 200-million downloads and earned Editor's Choice honors in 100+ countries. Tang exited Kabam upon its sale to Netmarble in 2017. Prior to Kabam, Tang was Senior Art Director/Creative Director at Electronic Arts/Blackbox where he oversaw the visual and creative development for several of the company’s top intellectual properties. His background also includes work for legendary filmmaker George Lucas, who is best known for creating the Star Wars and Indiana Jones franchises. Tang pioneered the use of game engines for filmmaking while working at Lucas’s Industrial Light & Magic visual effects and animation studio.

“I'm proud to join Liquid’s advisory board and to help guide and mentor the team at this extremely exciting time of innovation and convergence,” said Tang. “We believe that the future of digital entertainment will incorporate technologies and teams working in video games, computer vision, augmented reality, virtual reality, artificial intelligence and digital humans. As the only Canadian-listed pure play on Nasdaq in media and entertainment, Liquid is poised to capitalize on these revolutionary technologies and innovate in the creation of content for today’s streaming wars, as well as tomorrow’s interactive entertainment platforms. This is a once-in-a-generation opportunity and I look forward to bringing in the best and the brightest companies, partners, and advisors to our oversight team."

“We believe that having Wilson advise us on our ambitious and innovative plans to create synergy between film and TV production, video game publishing and development, as well as emerging online platforms and products is invaluable,” said Daniel Cruz, CFO of Liquid Media Group. “Wilson’s extensive global experience and contacts at the forefront of technology, film and video games are expected to be  critical drivers contributing to the next phase of our growth.”

About Wilson J. Tang

Tang is currently the CEO and Lead Designer of YumeGo.app, an augmented reality app and platform that lets people discover and play enriching, interactive experiences in the world around them. Projects include educational games as well as partnerships with museums and companies using augmented reality to inspire and engage with visitors and employees.

He also advises various organizations in digital media, including the film/TV company SkyBound North, and the virtual reality (VR) orthopedic surgical education company PrecisionOS.

Tang has lectured at Emily Carr University of Art & Design in Vancouver, and has been on the board of advisors for the Intercross Creative Center in Japan since 2001.

While at Kabam Vancouver, Tang’s duties included art direction, creative development, branding, marketing, UX and talent development.

Tang has been issued 25,000 incentive stock options, entitling Tang to purchase an aggregate of 25,000 common shares at an exercise price of USD$2.55 per share for a five-year term expiring at the close of business on Feb 13, 2025.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content IP spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media’s leadership team includes Chairman Joshua Jackson (actor / producer, television and film), Chief Financial Officer Daniel Cruz (previously of Canaccord Financial), Managing Director Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties) and Board Member Nancy Basi (Executive Director, Vancouver Media & Entertainment Centre). Each brings decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello, Primoris Group Inc.

Media & Analyst Relations Manager

+1 (416) 489-0092 x 226

media@primorisgroup.com

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